99.B(d)(1)(ii)

AMENDED SCHEDULE A

with respect to the

SECOND AMENDED AND RESTATED
INVESTMENT MANAGEMENT AGREEMENT

between

ING EQUITY TRUST

and

ING INVESTMENTS, LLC

Annual Investment Management Fee
Series	(as a percentage of average daily net assets)

ING Equity Dividend Fund	0.65% on all assets

ING MidCap Opportunities Fund	0.75%

ING Opportunistic LargeCap Fund	0.70% on first $500 million of assets 0.65% on next $500 million of assets 0.60% thereafter

ING Real Estate Fund	0.70%

ING SmallCap Opportunities Fund	0.90% on the first $250 million of assets 0.80% on the next $250 million of assets 0.75% in excess of $500 million

ING SmallCap Value Multi-Manager Fund

With respect to assets for which investment sub-advisory services are provided by an investment adviser other than ING Investment Management Co. - 1.00%

With respect to assets for which investment sub-advisory services are provided by ING Investment Management Co - 0.75%

ING Value Choice Fund	0.90%